Fortuna Updates Reserves and Resources: Silver Contained in Reserves Increases 14% Year-Over-Year

Vancouver, March 10, 2015-- Fortuna Silver Mines, Inc. (NYSE: FSM) (TSX: FVI) is pleased to report updated Mineral Reserve and Mineral Resource estimates as of December 31, 2014 for the Caylloma Mine located in Arequipa, Peru and for the San Jose Mine located in Oaxaca, Mexico.

Highlights of Reserve and Resource Update

•

Combined Proven and Probable Reserves for Caylloma and San Jose are reported at 6.8 Mt containing 41.3 Moz silver and 251.8 koz gold, representing year-over-year increases of 14 percent in contained silver ounces and 7 percent in contained gold ounces

•

Combined Inferred Resources for Caylloma and San Jose are reported at 11.5 Mt containing an estimated 77.4 Moz silver and 483.9 koz gold, reflecting year-over-year increases of 31 percent in contained silver ounces and 30 percent in contained gold ounces

Mineral Reserves – Proven and Probable							Contained Metal
Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Caylloma Mine, Peru	Proven	508	142	0.42	1.56	2.24	2.3	6.8
	Probable	2,525	132	0.31	2.38	3.31	10.7	25.4
	Proven + Probable	3,033	134	0.33	2.24	3.13	13.0	32.3
San Jose Mine, Mexico	Proven	311	237	1.95	N/A	N/A	2.4	19.5
	Probable	3,456	233	1.80	N/A	N/A	25.9	200.0
	Proven + Probable	3,767	233	1.81	N/A	N/A	28.3	219.5
Total	Proven + Probable	6,800	189	1.15	N/A	N/A	41.3	251.8

Mineral Resources – Measured and Indicated							Contained Metal
Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Caylloma Mine, Peru	Measured	524	74	0.33	0.93	1.94	1.2	5.6
	Indicated	1,170	77	0.29	0.95	1.86	2.9	11.0
	Measured + Indicated	1,695	76	0.31	0.95	1.88	4.1	16.6
San Jose Mine, Mexico	Measured	71	88	0.72	N/A	N/A	0.2	1.6
	Indicated	921	82	0.74	N/A	N/A	2.4	21.9
	Measured + Indicated	992	83	0.74	N/A	N/A	2.6	23.5
Total	Measured + Indicated	2,687	79	0.47	N/A	N/A	6.8	40.2

Mineral Resources – Inferred							Contained Metal
Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Caylloma Mine, Peru	Inferred	4,356	133	0.59	1.98	3.17	18.6	83.1
San Jose Mine, Mexico	Inferred	7,127	257	1.75	N/A	N/A	58.9	400.8
Total	Inferred	11,483	210	1.31	N/A	N/A	77.4	483.9

Notes:

1.

Mineral Reserves and Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves

2.

Mineral Resources are exclusive of Mineral Reserves

3.

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability

4.

There are no known legal, political, environmental or other risks that could materially affect the potential development of the Mineral Resources or Mineral Reserves at Caylloma or San Jose

5.

Mineral Resources and Mineral Reserves are estimated as of June 30, 2014 and reported as of December 31, 2014 taking into account production-related depletion for the period through December 31, 2014

6.

Mineral Reserves for San Jose are estimated using a break-even cut-off grade of 143 g/t Ag Eq based on assumed metal prices of US$19/oz Ag and US$1,140/oz Au; estimated metallurgical recovery rates of 89% for Ag and 89% for Au and projected operating costs for year-end 2014. Mineral Resources are estimated at a Ag Eq cut-off grade of 100 g/t, with Ag Eq in g/t = Ag (g/t) + Au (g/t) * ((US$1,140/US$19) * (89/89))

7.

Mineral Reserves for Caylloma are estimated using break-even cut-off grades based on estimated NSR values using assumed metal prices of US$19/oz Ag, US$1,140/oz Au, US$2,150/t Pb and US$2,300/t Zn; metallurgical recovery rates of 84% for Ag, 43% for Au, 92% for Pb and 90% for Zn; and projected operating costs for year-end 2014. Caylloma Mineral Resources are reported based on an NSR cut-off grade of US$50/t for wide veins and US$100/t for narrow veins used assumed metal prices and metallurgical recovery rates as detailed for Mineral Reserves with the exception of the Ramal Piso Carolina vein that uses metallurgical recovery rates of 84% for Ag and 75% for Au.

8.

Totals may not add due to rounding procedures

9.

N/A = Not Applicable

San Jose Mine, Mexico

As of December 31, 2014 the San Jose Mine has Proven and Probable Mineral Reserves of 3.8 Mt containing 28.3 Moz of silver and 219.5 koz of gold, in addition to Inferred Resources of 7.1 Mt containing a further 58.9 Moz of silver and 400.8 koz of gold.

Year-over-year, the San Jose Mineral Reserves increased 5 percent in tonnes, 24 percent in contained silver and 12 percent in contained gold after production-related depletion and metal price reductions of 21 percent and 19 percent for silver and gold, respectively.  Silver grades increased by 19 percent to 233 g/t and gold grades increased 7 percent to 1.81 g/t.

The largest gain in reserves for the San Jose Mine is located in the Stockwork Zone in the central part of the Trinidad deposit, where 1.1 Mt were upgraded to Measured and Indicated Resources through infill drilling and mine development activities.  These upgraded resources have been converted to Mineral Reserves partially offset by production-related depletion.

Measured and Indicated Resources exclusive of Mineral Reserves increased 19 percent year-over-year to approximately 1.0 Mt, relating primarily to an increase in the breakeven cut-off grade used for estimating Mineral Reserves due to a reduction in metal prices.

Inferred Resources increased year-over-year by 32 percent in terms of tonnes, 27 percent in silver grade, 12 percent in gold grade, 68 percent in contained silver ounces and 48 percent in contained gold ounces.  The year-over-year variation in Inferred Resources is primarily related to the expansion of Trinidad North (see Fortuna news release dated August 27, 2014) and reinterpretation of adjacent mineralized structures offset by the upgrading and conversion to Mineral Reserves of Inferred Resources in the Stockwork Zone of the main Trinidad Deposit as well as in a portion of Trinidad North.

The 2015 Brownfields exploration program at San Jose includes 12,000 meters of exploration drilling to further test the potential for extensions of the high-grade silver-gold mineralization identified at Trinidad North (see Fortuna news release dated January 21, 2015 for fourth quarter 2014 drill results).

An Infill drilling program of 9,200 meters for the upgrading of Inferred Resources into Measured or Indicated Resources is budgeted for the San Jose Mine.  The cost of the infill drilling program is US$1.59 million.

Caylloma Mine, Peru

As of December 31, 2014, the Caylloma Mine has Proven and Probable Mineral Reserves of 3.0 Mt containing 13.0 Moz of silver and 32.3 koz of gold, in addition to Inferred Resources of 4.4 Mt containing a further 18.6 Moz of silver and 83.1 koz of gold.

Despite production-related depletion and a 21 percent reduction in silver price, year-over-year, the Caylloma Mineral Reserves decreased only 2 percent in tonnes and 4 percent in contained silver.  This positive result is primarily due to the upgrading of 1.2 Mt of Inferred Resources into Measured or Indicated Resources at the Animas, Animas NE and Bateas veins; these resources were subsequently evaluated and converted to Mineral Reserves.

The silver grade in reserves decreased marginally to 134 g/t, lead grade increased 33 percent to 2.24 % and zinc grade increased 26 percent to 3.13%. The increase in lead and zinc grades is attributed to the upgrading of 1.2 Mt averaging 3.03 % Pb and 4.02 % Zn to Measured and Indicated Resources and their subsequent conversion to reserves.

Measured and Indicated Resources exclusive of Mineral Reserves decreased year-over-year by approximately 15 percent to 1.7 Mt due primarily to an increase in the resource cut-off grade for narrow veins from US$50/t to US$100/t and an increase in mineral identified as non-accessible partially offset by a modest increase due to a reduction in metal prices.

Inferred Resources decreased 1.8 Mt or 30 percent to 4.4 Mt due primarily to a successful infill drilling program upgrading 1.2 Mt to Measured and Indicated Resources, as well as the aforementioned change in cut-off grade for reporting narrow vein resources.  Inferred Resources increased in grade by 10 percent for Ag, 18 percent for gold and 7 percent for zinc while the average Pb grade decreased by 6 percent.

An Infill drilling program of 9,500 meters for the upgrading of Inferred Resources into Measured or Indicated Resources is budgeted for the Caylloma Mine.  The cost of the infill drilling program is budgeted at US$0.83 million.

Qualified Persons

The Mineral Resource estimates have been prepared under the supervision of Eric Chapman, Mineral Resource Manager of Fortuna Silver Mines Inc.  The Mineral Reserve estimate and the Mineral Resource estimate exclusive of Mineral Reserves were prepared under the supervision of Boris Caro, technical consultant for Fortuna Silver Mines Inc.

E. Chapman and B. Caro are Qualified Persons as defined by the National Instrument 43-101.  Mr. Caro is a Registered Member of Australasian Institute of Mining and Metallurgy (Membership No. 305462) and is a Registered Member of the Chilean Mining Commission (Comisión Calificadora de Competencias en Recursos y Reservas Mineras, Registered Member No. 0229) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

Fortuna Silver Mines Inc.

Fortuna is a growth-oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing acquisition opportunities throughout the Americas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

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